SECURITIES AND EXCHANGE COMMISSION,
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                  GUARDIAN INTERNATIONAL, INC
       (formerly Everest Securities Systems Corporation, formerly Everest Funding Corporation, formerly Burningham Enterprises, Inc.)
                        (Name of Issuer)

     Class A Voting Common Stock, Par Value $.001 Per Share
                 (Title of Class of Securities)

401376 10 8
                         (CUSIP Number)

                         Rita A. Sharpe
                           President
                      Westar Capital, Inc.
                       818 Kansas Avenue
                     Topeka, Kansas  66612
(785)575-8020
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                            Copy to:

                     John K Rosenberg, Esq.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6535

October 21, 1997
(Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.  [   ]

                          SCHEDULE 13D

                     CUSIP NO. 401376 10 8


(1)  Names of reporting persons                   Westar Capital, Inc.
     S.S. or I.R.S. Identification Nos. of above persons    48-1092416


(2)  Check the appropriate box if a member of a group       (a)  [   ]
                    (see instructions)                 (b)  [   ]



(3)  SEC use only



(4)  Source of Funds (see instructions)                     WC



(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                              [   ]



(6)  Citizenship or place of organization              State of Kansas



     Number of shares beneficially owned by each reporting
          person with:
     (7) Sole voting power.....................        4,665,300
     (8) Shared voting power ...................            0
     (9) Sole dispositive power .................      4,665,300
     (10) Shared dispositive power ..................       0



(11) Aggregate amount beneficially owned by each
     reporting person                                  4,665,300



(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)                      [   ]



(13) Percent of class represented by amount in row (11)          42.9%



(14) Type of reporting person (see instructions)            CO



     Item 1.   Security and Issuer.

     This Statement on Schedule 13D ("Statement") relates to the Class A Voting Common Stock, par value $.001 per share ("Common Stock"), of Guardian International, Inc. (formerly Everest Securities Systems Corporation, formerly Everest Funding Corporation, formerly Burningham Enterprises, Inc.), a Nevada corporation ("Company") The principal executive offices of the Company are at 3880 N. 28th Terrace, Hollywood, Florida 33020-1118.

     Item 2.   Identity and Background.

     This Statement is filed on behalf of Westar Capital, Inc., a Kansas corporation ("Reporting Person"). The Reporting Person is a holding company that owns subsidiaries that deal in gathering, processing, and marketing natural gas, as well as investments in energy-related technology development and monitored security. The address of the principal business and office of the Reporting Person is 818 S. Kansas Ave., Topeka, Kansas 66601.

     The Reporting Person is a wholly-owned subsidiary of Western Resources, Inc., a Kansas corporation ("WRI"). Exhibit A hereto, which is incorporated herein by reference, sets forth the name, the business address and the present principal occupation or employment (and the name, principal business and address of any corporation or other organization or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the executive officers and directors of the Reporting Person and WRI. To the knowledge of the Reporting Person, each of the persons named on Exhibit A is a United States Citizens.

     During the five years prior to the date hereof, neither the Reporting Person, WRI nor, to the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Subscription Agreement, dated October 14, 1997 ("Stock Subscription Agreement"), between the Company and the Reporting Person, the Reporting Person (a) purchased on October 21, 1997 2,500,000 (two million five hundred thousand) shares of Common Stock (the "Common Shares") for an aggregate of $3,750,000 (three million seven hundred fifty thousand dollars), and (b) agreed to purchase 1,875,000 (one million seven hundred fifty thousand) shares of Series A 9 3/4% Convertible Cumulative Preferred Stock Shares ("Preferred Stock") for an aggregate of $3,750,000 (three million seven hundred fifty thousand dollars) with available cash. Each share of Preferred Stock when issued may be converted into one share of Common Stock of the Company.

     The foregoing description of the Stock Subscription Agreement is a summary of certain of its provisions and reference is made to a copy of the Stock Subscription Agreement which is attached hereto as Exhibit B and incorporated herein by reference for all of its terms and conditions

     Item 4.   Purpose of Transaction.

     The Reporting Person acquired all of the Common Stock held by it and the right to acquire the Preferred Stock in its normal course of business and in connection with an investment by the Reporting Person in the capital stock of the company as a result of negotiations between the Reporting Person and the Company. By reason of its stock ownership, the right to appoint directors to the Company, and certain rights granted to it under the Stockholders Agreement and Registration Rights Agreement, (as more fully described in Item 6), the Reporting Person may be in a position to influence whether the Company engages in certain corporate transactions including those transactions enumerated under paragraphs
     (a) through (j) of Item 4 of Schedule 13d.

     The Reporting Person shall continually review its ownership in the Company and, based on its evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Person's contractual obligations entered into in connection with such investment, the Company's business prospects and future developments, it may from time to time determine to modify its investment in the Company through any available means, including open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

     Pursuant to an agreement with Protection One, Inc., WRI, the Reporting Person's parent company, has agreed to transfer all shares of the Company held by the Reporting Person to Protection One, for the higher of cost or the market value of the shares at the time of transfer, upon consummation of WRI's acquisition of Protection One.

     Except as indicated in this Statement or as may result from the execution of the Stock Subscription Agreement, the Stockholders Agreement, the Registration Rights Agreement or the Certificate of Designation (each as described in Item 6), the Reporting Person currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

 Based on the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 1997, as amended to date, the Company had a total of 6,496,804 (six million four hundred ninety-six thousand eight hundred four) shares of Common Stock outstanding as of June 30, 1997. As a result of a purchase of the Common Shares pursuant to the Stock Subscription Agreement, the right to acquire 1,875,000 (one million eight hundred seventy-five thousand) shares of Common Stock upon conversion of the Preferred Shares, and 290,300 shares of Common Stock acquired by the Reporting Person more than sixty days prior to the date hereof, the Reporting Person beneficially owns 4,665,300 (four million six hundred sixty-five thousand three hundred) shares of Common Stock, constituting 42.9% (forty-two and nine-tenths percent) of the Company's total outstanding Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), has the sole power to vote or direct the vote of 4,665,300 shares of Common Stock, and has sole power to dispose of 4,665,300 shares of Common Stock.

 Except as set forth in this Statement, neither the Reporting Person, WRI nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 On October 21, 1995, the Company, the Reporting Person, Harold Ginsburg, Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg (the "Ginsburgs"), (the Reporting Person and the Ginsburgs collectively being the "Stockholders), executed a Stockholders Agreement, dated as of October 21, 1997 (the "Stockholders Agreement") for the purposes, among others, of assuring continuity in the management and ownership of the Company and limiting the manner and terms by which the shares held by the Stockholders may be transferred. Under the terms of the Stockholders Agreement, the Reporting Person will limit its ownership of Common Stock to 45% of the outstanding shares of the Common Stock on a fully diluted basis for a period of five years from the purchase of the Common Shares (October 21, 1997) unless the Reporting Person receives the Company's permission to exceed such limit.

      Pursuant to the terms of the Stockholders Agreement, the Reporting Person has the following rights:

      (a) Preemptive rights to purchase its pro rata share of any equity offerings of the Company on the same terms, but only if such offerings (individually or in the aggregate) would reduce the Reporting Person''s percentage ownership of the Company's outstanding equity securities to less than 35%, on a fully diluted basis;

      (b) Tag-along rights (on a pro rata basis) if the Ginsburgs effect a sale or other transfer of more than half of their Common Stock holdings; and

      (c) A right to match any third-party cash offer for the purchase of 100% of the Common Stock or substantially all of the assets of the Company for a period of 30 days.

      Pursuant to the terms of the Stockholders Agreement, without the prior approval of the Reporting Person, the Company shall not (a) so long as shares of Preferred Stock are outstanding, (i) issue securities on a parity with or senior to the Preferred Stock as to dividends and liquidation rights or (ii) authorize or make any dividends or other distributions to the holders of Common Stock, and (b) so long as the Reporting Person or its affiliates own or control at least 15% of the outstanding equity securities of the Company, issue any equity securities senior to the Common Stock of the Company. In addition, if an independent committee of the Board recommends the acceptance of a bona fide third-party cash offer for the purchase of 100% of the Common Stock or substantially all of the assets of the Company, the Reporting Person agrees to vote in favor of the offer or to purchase the Common Stock not already owned by the Reporting Person on substantially the same terms and conditions of such offer.

      The terms of the Stockholders Agreement also prevent the Ginsburgs and the Reporting Person (each party designated either the "Transferring Stockholder" or the "Other Stockholder," as the case may be) from effecting a private sale of its stock except in accordance with the following protocol:
For 15 days, the Transferring Stockholder will negotiate for the sale of the stock exclusively with the Company, represented by an independent committee of the Board. If the Transferring Stockholder is unable to reach satisfactory terms for the sale of the stock with the Company, the Transferring Stockholder will negotiate exclusively with the Other Stockholder for an additional 30 days to sell the stock for a price not less than 105% of the price offered by the Company. If the Transferring Stockholder and the Other Stockholder are unable to agree to terms for the sale, the Transferring Stockholder is then free for an additional 120 days to sell to any third party for a price not less than 110% of the price offered by the Other Stockholder; provided, however, that the Reporting Person may transfer its equity securities at any time to an entity in which the Reporting Person, its parent or subsidiaries own or control 50% or more of the outstanding voting securities at any time.

 The Stockholders Agreement also provides that the Reporting Person may appoint 2 of 8 board members of the Company prior to, and 3 of 9 board members after, conversion of the Preferred Stock to Common Stock.

 The Common Shares purchased by the Reporting Person (including Common Stock issued upon conversion of the Preferred Shares) are not registered under the Securities Act of 1933, as amended. The Company and the Reporting Person have entered into a Registration Rights Agreement dated October 21, 1997 granting the Reporting Person three demand registrations and unlimited piggy-back registration rights with respects to the Common Shares (including Common Stock issued upon conversion of the Preferred Shares).

 Pursuant to the Certificate of Designation for the Preferred Stock, upon the failure of the Company to pay quarterly dividends for any four quarters (a "Default Event") and for the duration of the Default Event, the Reporting Person, as the holder of the Preferred Stock prior to conversion, in addition to any other voting rights it may have, shall be entitled to vote (voting as a class by a majority of the outstanding shares thereof) for the election to the Board of Directors of the Company of such number of members thereof as equals at any given time a majority of the number of members of the Board of Directors. Each share of Preferred Stock is convertible at any time at the option of the Reporting Person into ne fully paid and nonassessable share of Common Stock. The Preferred Stock must be converted to Common Stock: (i) upon secondary public offering by the Company of at least 2,500,000 shares of Common Stock at not less than $2.00 per share; or (ii) if, at any time after two years from the date of issuance of the Preferred Stock, the Common Stock of the Company trades above $3.00 per share for 20 consecutive trading days.

 The foregoing description of the Stockholders Agreement, Registration Rights Agreement and Certificate of Designation are a summary of certain of their provisions and reference is made to a copy of such Agreements which are attached hereto as Exhibit C, D and E respectively.

 Except as described in this Statement neither the Reporting Person, WRI nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI has any contract, arrangement, understanding or relationship with one or more security holder of the Company or others, with respect to the purchase, holding, voting or disposition of Common Shares or other securities of the Company which are convertible or exercisable into Common Shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

 Item 7.     Material to be Filed as Exhibits.

 Exhibit A: List of Officers and Directors of the Reporting Person and Western Resources, Inc.

 Exhibit B: Stock Subscription Agreement, dated as of October 14, 1997, by and among the Reporting Person and the Company.

 Exhibit C: Stockholders Agreement, dated as of October 21, 1997, by and among the Company, Harold Ginsburg, Sheilah Ginsburg, Richard Ginsburg and Rhonda Ginsburg, and the Reporting Person.

 Exhibit D: Registration Rights Agreement, dated October 21, 1997, between the Company and the Reporting Person.

 Exhibit E: Certificate of Designation for Preferred Stock.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WESTAR CAPITAL, INC.


                    By:   /s/   Rita A. Sharpe
                              Rita A. Sharpe
                              President

Dated:       October 24, 1997